DEBENHAMS

ONE WELBECK STREET
LONDON W1A 1DF
TELEPHONE 020 7408 4444
www.debenhams.com


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
354
WASH, D.C. SECTION

File No: 82.4747


02002969

13 December 2001

Securities & Exchange Commission
450 5th Street N.W
Judiciary Plaza
Washington D.C. 20549
USA

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), I enclose copies of announcements that were filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Please acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

S Carne

Sarah Carne
Manager – Secretariat Services

Attached: Debenhams plc – Trading Announcement & Resignation/Appointment of Director

dlw 2/6

corresp/L-usa

Embargoed for 08.00 on 12 December 2001

APPOINTMENT AND RESIGNATION OF DIRECTOR

Debenhams plc announces that Nigel Palmer will be appointed to the Board as an executive director with effect from 1st January 2002. He will be responsible, as Retail Operations Director, for the operation of the Company's stores.

Nigel Palmer, 42, joined the Company in 1984. He has worked as a Store Manager, Regional Director, Home Shopping Director and Design and Store Planning Director, and was appointed Sales and Operations Director in September 2000.

Peter Kaursland, 58, Managing Director, wishes to reduce his time commitment to the business and has decided to resign from the Board of Debenhams plc with effect from 1st February 2002. Peter will continue to work for the Company until his retirement in June 2003, reporting to Belinda Earl, Chief Executive, and will in particular focus on UK property and international franchise developments.

As a result of these changes the Communications, Creative and Property Divisions, which previously reported to Peter Kaursland, will report directly to Belinda Earl, the Chief Executive. The direct operations (E-Commerce and Home Shopping) will report to Michael Sharp, Trading Director, and Foodservices (the restaurant operations) to Nigel Palmer.

Peter Jarvis, Chairman of Debenhams, commented

"I would like to thank Peter Kaursland for the outstanding contribution that he has made to the development of Debenhams as Managing Director over the last nine years and before that as Retail Director. The current strength of the Company is due in no small part to his contribution over that period. The Board of course understands his wish to reduce his workload as he is within two years of retirement. I am very pleased that we will continue to benefit from his skills and experience, particularly in the areas of property and the international aspects of our business.

I am delighted to announce the appointment of Nigel Palmer to the Board. Nigel has worked for the Company for seventeen years with expertise and experience in the key areas of store design and planning as well as store operations. He brings a focus on customer service as this increasingly becomes a vital point of difference in the retail market".

Embargoed for 07.00 on 12 December 2001

Annual General Meeting 2001

The following is extracted from the Chairman's statement made at Debenhams Annual General Meeting held today:

"At our Preliminary Results on the 23 October 2001, we indicated that sales were volatile and we stated that total sales during the first 7 weeks of the current financial year to 20 October 2001 were up 8.3% and like for like sales were up 3.4%. Since then sales have become less volatile and the underlying trend in like for like sales has improved. As previously announced, we will publish our trading statement on 15 January 2002."

DEBENHAMS

ONE WELBECK STREET
LONDON W1A 1DF
TELEPHONE 020 7408 4444
www.debenhams.com

U.S. POST OFFICE
DELAYED


SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
354
WASH. D.C. SECTION

File No: 82.4747

13 December 2001

Securities & Exchange Commission
450 5th Street N.W
Judiciary Plaza
Washington D.C. 20549
USA

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), I enclose copies of announcements that were filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Please acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

SCarne

Sarah Carne
Manager – Secretariat Services

Attached: Debenhams plc – Trading Announcement & Resignation/Appointment of Director

corresp/L-usa